January 16, 2012

Energen Resources Corp.
605 Richard Arrington Jr Boulevard North
Birmingham, AL 35203-2707

Attention Mr. Henry E. Cash

Gentlemen:

Re:	Reserve Audit San Juan Basin, New Mexico (Conventional) North Louisiana and East Texas

In accordance with your request, T. Scott Hickman & Associates, Inc. (TSH&A) has performed an audit of the Proved oil and gas reserves estimated by Energen Resources Corp. (ERG) from conventional formations for certain properties located in the San Juan Basin of New Mexico, north Louisiana and east Texas (herein referred to as "Subject Areas") in accordance with guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). Our audit was completed on January 13, 2012.

A reserve audit is the process of reviewing certain of the pertinent facts interpreted and assumptions made that have resulted in an estimate of reserves and/or reserves information prepared by others and the rendering of an opinion about the methodologies, data and thoroughness of the process that was used, the reserve classification that was assigned and the reserve quantities that were estimated. This letter presents the results of our third party reserve audit based on the guidelines set forth under Section 229.1202(a)(7) and (8) of the SEC regulations. The estimated reserves shown in the following table represent ERC's estimated net Proved reserves attributable to the leasehold interests in certain properties owned by ERC as of December 31, 2011.

	ERC Net "Subject Areas" Audited Reserves

	Oil, MBBL	Gas, MMCF	NGL,MBL	Liquid Eq MBOE
Effective Date	------------December 31, 2011------------

Proved Developed

Producing	1,080.2	212,757.6	13,949.7	50,489.5
Nonproducing	0.0	2,087.3	156.0	503.9
Behind Pipe	3.1	8,554.4	693.7	2,122.6
Proved Undeveloped	40.4	31,507.9	2,585.8	7,877.6

TOTAL PROVED	1,123.7	254,907.2	17,385.2	60,993.6

505 NORTH BIG SPRING, SUITE 105
MIDLAND, TEXAS 79701
432/683-4391	www.tshickman.com	FAX:432/683-7303

Energen Resources Corp.
January 16, 2012
Page2

The total proved reserves for the "Subject Areas" audited by Hickman represent approximately 18% of ERC's total proved reserves expressed in MBOE. The liquid reserves include crude oil, condensate and natural gas liquids expressed in standard 42 gallon barrels. Gas volumes are expressed in millions of standard cubic feet (MMCF) at contract temperature and pressure bases. Gas reserves are converted to oil equivalent using a factor of 6 mcf per barrel.

Proved oil and gas reserves are those quantities of oil and gas, which by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward. Reserve estimations are based on industry-accepted principles of engineering and evaluation that are predicated on established scientific concepts. However, the application of such principles involves extensive judgment and assumptions and is subject to changes in performance data, existing technical knowledge, economic conditions and/or regulatory provisions. Consequently, reserve estimates are inherently uncertain and will normally require some revisions in the future, particularly on new wells with little production history and for reserve categories other than Proved Developed Producing. ERC's operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include, but may not be limited to, matters relating to land tenure and leasing, the legal rights to produce hydrocarbons, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of proved reserves actually recovered and amounts of proved income actually received to differ significantly from the estimated quantities.

Since reserves have to be economically recoverable, it is necessary to determine the producing rate below which producing operations are no longer profitable (economic limit). Determining the economic limit requires the application of oil and gas prices and operating cost data. The SEC regulations require the use of a constant price that is the unweighted arithmetic average of the first-day-of-the-month price for the twelve months prior to the reporting date, except where the price is based on a contractual arrangement. The product prices which were actually used by ERC to determine the future gross revenue for each property reviewed by us reflect adjustments to the benchmark prices for gravity, quality, local conditions, gathering fees, and transportation fees referred to herein as "differentials." The differentials used by ERC were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the data used by ERC.

The table below summarizes ERC's net volume weighted benchmark prices adjusted for differentials for the properties reviewed by us and referred to herein as ERC's "average realized prices." The average realized prices shown in the table below were determined from ERC's estimate of the total future gross revenue before production taxes for the properties reviewed by us and ERC's estimate of the total net reserves for the properties reviewed by us for the geographic area. The data shown in the table below is presented in accordance with SEC disclosure requirements for each of the geographic areas reviewed by us

Geographic Area	Product	Price Reference	Average Benchmark Prices	Average Realized Prices

North America

United States	Oil/Condensate	WTI Cushing	$96.19/Bbl	$82.909/Bbl

	NGLs	Mt. Belvieu	$1.2269/Gal	$1.1118/Gal

	Gas	Henry Hub	$4.118/MMBTU	$3.998/MMBTU

Energen Resources Corp.
January 16, 2012
Page3

The lease./well operating costs used by ERC were the monthly averages for the most recent twelve month available prior to the reporting date. The operating costs included only expenses directly applicable to the lease/well plus general and administrative costs that were appropriate to allocate back to the lease/well. We spot checked operating costs to satisfy ourselves that they were calculated in a proper manner. In the economic calculations operating costs were held constant unless some scheduled change in operations dictated a change.

Because of the inherent uncertainties in determining reserve quantities, the reserves presented in this report are estimates only and should not be construed as exact quantities. The actual volumes of oil and gas recovered could be more or less than the estimate reserves. The reserves reviewed in this audit are to be produced under primary recovery from conventional formation within the Subject Areas. Our audit covered 45% of ERC's net Proved oil and gas reserves in the San Juan Basin, east Texas and north Louisiana.

We have accepted without independent verification the accuracy and completeness of the historical production and other data furnished by ERC with respect to ownership interest, oil and gas prices, historical costs of operation and development, and any agreements relating to current and future operations of the properties and sales of production. If, however, in the course of our audit something came to our attention which called into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto.

TSH&A has used all methods and procedures necessary to prepare this report including a detailed review of major properties constituting approximately 70% of the total Proved Developed Producing conventional reserves estimated by ERC in the Subject Areas as of December 31, 2011. A review of the Proved Developed Nonproducing, Proved Developed Behind Pipe and Proved Undeveloped reserves was conducted with ERC's engineers and geologists. This nonproducing/undeveloped review covered not only the reserve estimations and development costs, but for the undeveloped locations the certainty that they would be drilled in the near future. Drilling schedules, budgets and ERC's recent history of drilling proposed locations were investigated. No PUD locations were included in ERC's December 31, 2011 reported reserves that were not scheduled to be drilled within five years. All of the files and records for the leases/wells in the Subject Areas were available for our use. Performance and available plant accounting data were initially available through May 2011 at the start of our audit. Specific leases/wells performance data were updated as our review progressed.

In general the reserves we reviewed were estimated by decline curve analysis whereby historical performance data (producing rates and pressures) are extrapolated when such data were deemed to be definitive. When performance data was not definitive or little or no performance history was available, reserve estimate were based on analogous well performance and occasionally by volumetric methods. Nonproducing and undeveloped reserves estimates were based on analogy and volumetrics.

We are qualified to perform engineering evaluations and audits, but do not claim any expertise in accounting or legal matters. As is customary in the profession, no field inspection was made of the properties nor have we verified that all operations are in compliance with state and/or federal conservation, pricing and environmental regulations that may apply. No consideration was given to potential environmental liabilities that may exist. It is our understanding that ERC's estimates of reserves do not include adjustments for settlement of any potential gas volume and value imbalances which may have resulted from over- or under-production to ERC's interest. We have not attempted to identify any interest revisions that might exist.

It is our opinion ERG's estimate of net Proved reserve quantities in the "Subject Areas" were prepared in accordance with generally accepted petroleum engineering and evaluation principles as set forth in the 2007 Petroleum Resources Management System sponsored by the SPE, WPC, AAPG and SPEE. TSH&A is satisfied that the assumptions, methods, data and procedures utilized by ERC in the preparation of the reserve estimates are appropriate and that ERC's reserve classifications conform to the SEC reserve definitions contained in 210.4-1 O(a).

In the aggregate the overall proved reserves estimated by ERC in the Subject Areas are reasonable within the audit tolerance guidelines of 10 percent as set forth in the standards pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers (SPE audit guidelines). Therefore it is our opinion that reserves set forth in this report fairly reflect the estimated net Proven reserves owned by the ERC in the Subject Areas.

TSH&A has been providing reserve estimation and evaluation services to industry and investment community for 38 years. All of the Company's engineers are qualified by education, training and experience as Reserves Estimators and Reserves Auditors under the SPE audit guidelines. Each Engineer has at least 25 years of experience as a reserve evaluator. They are all registered engineers and complete a minimum of 15 hours of continuing education annually.

We are independent petroleum engineers with respect to ERC as provided in the SPE audit guidelines. We do not own an interest in any of the audited properties and are not employed on a contingency basis.

ERC is a wholly owned subsidiary of Energen Corporation. Energen Corporation makes periodic filings on Form 10-K with the SEC under the 1934 Exchange Act. Furthermore, Energen Corporation has certain registration statements filed with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K is incorporated by reference.

Energen Resources Corp.
January 16, 2012
Page4

We have consented to the incorporation by reference in the registration statements on Form S-3 and Form S-8 of Energen Corporation, which appears in the December 31,2011 annual report on Form 10-K of Energen Corporation. Our written consent for such use is included as a separate exhibit to the filings made with the SEC by Energen Corporation.

Yours very truly,